UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2010

Commission File Number: 000-53684

CSR plc
(Translation of registrant’s name into English)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0) 1223 692000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement: Director/PDMR Shareholding.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated February 19, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: February 19, 2010	By: /s/ Brett Gladden Brett Gladden Company Secretary

EXHIBIT 1.1

Director/PDMR Shareholding

RNS Number : 4233H

CSR plc

19 February 2010

CSR plc

(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the exercise of options and

disposal of ordinary shares of the Company

The Company announces that on 18 February 2010, Mr Chris Ladas, Operations Director, exercised 48,751 share options at a price per option of £0.503333. Following receipt of the shares, he immediately sold 48,751 ordinary shares at an average price per share of £4.9105. Following the disposal, Mr Ladas continues to hold 86,234 ordinary shares in the Company.

ENDS

This information is provided by RNS

The company news service from the London Stock Exchange

END

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